May 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	NexPoint Strategic Opportunities Fund	File No. 811-21869
	NexPoint Capital, Inc.	File No. 814-01074
	Highland Funds I	File No. 811-21866
	Highland Funds II	File No. 811-07142
	NexPoint Real Estate Strategies Fund	File No. 811-23129
	Highland Floating Rate Opportunities Fund	File No. 811-23268
	Highland Global Allocation Fund II	File No. 811-23269

Ladies and Gentlemen:

On behalf of NexPoint Strategic Opportunities Fund, NexPoint Capital, Inc., Highland Funds I, Highland Funds II, NexPoint Real Estate Strategies Fund, Highland Floating Rate Opportunities Fund, and Highland Global Allocation Fund II (collectively, the “Funds”), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), is Rider No. 13 (the “Rider”) to the Funds’ fidelity bond, issued by ICI Mutual Insurance Company, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 24, 2017 (Accession Number 0001193125-17-317531) (the “Fidelity Bond”). The purpose of the Rider is to increase the Funds’ limit of liability under the Fidelity Bond.

The resolutions unanimously adopted by the Boards of Trustees and the Board of Directors (as the case may be) (the “Board”) of the Funds, including those Board members who are not “interested persons” of the Funds, as defined by Section 2(a)(19) of the 1940 Act, on September 14, 2017 approving the amount, type, form and coverage of the Bond and the Joint Insured Bond Agreement, were filed with the SEC when the Fidelity Bond was filed.

The premium associated with the Rider has been paid.

If the Funds had not been named as co-insureds under the Fidelity Bond, the Funds would have maintained a single insured fidelity bond in the amount of $1,000,000 for NexPoint Strategic Opportunities Fund, $525,000 for NexPoint Capital, Inc., $1,250,000 for Highland Funds I, $1,250,000 for Highland Funds II, $175,000 for NexPoint Real Estate Strategies Fund, $1,250,000 for Highland Floating Rate Opportunities Fund, and $0 for Highland Global Allocation Fund II, as required under paragraph (d) of Rule 17g-1.

Please contact me at (617) 662-3968 if you have any questions.

Sincerely,

/s/ Rebecca Gilding

Rebecca Gilding

Enclosure

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED		BOND NUMBER

Highland Funds I		04704117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

March 31, 2018	September 15, 2017 to September 15, 2018	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective March 31, 2018, to be:

		Limit of Liability
Insuring Agreement A-	FIDELITY	$5,450,000
Insuring Agreement C-	ON PREMISES	$5,450,000
Insuring Agreement D-	IN TRANSIT	$5,450,000
Insuring Agreement E-	FORGERY OR ALTERATION	$5,450,000
Insuring Agreement F-	SECURITIES	$5,450,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$5,450,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$5,450,000
Insuring Agreement J-	COMPUTER SECURITY	$5,450,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0004.0-02 (10/08) sp